Exhibit 10.58

April 2, 2003

Mr. Alex L. Karakozoff
1502 Linden Hurst Avenue
McLean, VA 22101

Dear Alex:

        This letter is to confirm our offer of employment to you under the following terms and conditions to join AXS-One as Senior Vice President, Sales & Marketing, North America, reporting to Gennaro Vendome. This position is based out of our Rutherford, NJ office, starting employment on Monday, April 7, 2003. You understand that due to a prior commitment you will not be compensated for the period of April 11th through April 18th.

        Salary:    Starting salary will be $7,291.66 semi-monthly, paid on the 15th and last business day of each month, which equates to 24 pay periods.

        Bonus:    You will be eligible for a bonus potential of over $220,000.00 for on-target earnings in 2003. Attached you will find your Compensation Plan.

        Other Compensation:    For 2003, you will receive a minimum cash flow per pay period of $8,333.33. This includes your base salary plus a maximum salary supplement of $1,041.66 per pay period. The salary supplement is subject to change based upon commissions earned. This will give you a minimum cash flow of $200,000 per year.

        Stock Options:    We will recommend to the Board of Directors of AXS-One Inc. that you be awarded a stock option grant of 100,000 shares at fair market value, to be submitted to the Compensation Committee at their next monthly meeting. 50,000 options will vest over a four (4) year period, 25,000 to vest four (4) years from date of grant with acceleration possible upon achievement of cumulative net license revenue goal of $10,000,000 in any four (4) consecutive quarters during the next two years, and 25,000 to vest four (4) years from date of grant with acceleration possible upon achievement of 2003 license revenue goal of $6,000,000. The options, if approved, are subject to the terms and conditions as outlined in the AXS-One Stock Option Plan.

        Commuting/Accommodations:    Given the fact that you will need to work out of the Rutherford, NJ office, AXS-One will reimburse you travel expenses to and from Virginia. We will also reimburse you for the cost of your accommodations during the week. The maximum combined total for commuting and accommodations should not exceed $2,500.00 per month for six months.

        Relocation:    If you relocate to New Jersey within one (1) year from your date of hire, AXS-One will reimburse for actual expenses not to exceed $10,000.00. We will also reimburse you for dislocation expenses not to exceed $10,000.00. If you resign within the first year following the date the relocation is paid to you, monies paid towards relocation costs will be off-set against any monies owed to you.

AXS-ONE

Mr. Alex L. Karakozoff
April 2, 2003

        Change of Control:    Upon the occurrence of a Change of Control of the Company (as defined in the Stock Option Plan), all Options which are unvested at the time of the Change of Control will be immediately vested.

        As used herein, a "Change of Control" of the Company shall be deemed to have occurred:

  I.
  Upon the consummation, in one transaction or a series of related transactions, (A) of the sale or other transfer of voting power (including voting power exercisable on a contingent of deferred basis as well as immediately exercisable voting power) representing control of over 30% of the total voting power of the Company to a person or a group of related persons, who, on the date of this Agreement, does not have effective voting control of the Company, whether such sale or transfer results from a tender offer or otherwise; or (B) by which any person or group of related persons who becomes, after the Commencement Date, the "beneficial owner" of more than 70% of the total voting power of the Company, whether as a result of a tender offer or otherwise; or

  II.
  Upon the consummation of a merger or consolidation in which the Company is a constituent corporation and in which the Company's shareholders immediately prior thereto will beneficially own, immediately thereafter, securities of the Company or any surviving or new corporation resulting therefrom having less than a majority of the voting power of the Company or any such surviving or new corporation: or

  III.
  Upon the consummation of a sale, lease, exchange or other transfer or disposition by the Company of all or substantially all of its assets to any person or group or related persons.

        Severance Package:    If, at any time, the Company decides to terminate your position for any reason other than for cause, then the Company will provide you a written statement of the reason for termination and severance as follows: a) equal to 3 months of your base salary payable in 6 semi-monthly installments during the first six months of employment, b) equal to 4.5 months of your base salary payable in 9 semi-monthly installments during six to twelve months of employment and c) equal to 6 months of your base salary payable in 12 semi-monthly installments after one year of employment.

        Benefits:    AXS-One provides its employees with medical, dental, vision and prescription insurance coverage effective date of hire. Optional dependent coverage is available as well. Life insurance, long term disability and short term disability are also effective date of hire. Please see attached Outline of Benefit Summary for details, which includes all benefits offered at this time, including holidays, vacation and other time off. In addition, the Company offers a 401(k) savings plan which includes a 25% employer match (subject to certain restrictions), also explained in the Summary.

AXS-ONE

Mr. Alex L. Karakozoff
April 2, 2003

        Employment:    AXS-One is an equal opportunity employer. In addition, it should be understood that employment is "at will", as defined under the laws of New Jersey, and thus such employment can be terminated with or without cause, at the option of either party.

        Confidentiality:    You agree that any confidential information that becomes available to you in the course of employment is the sole property of AXS-One and shall not be used by you for any purpose other than fulfilling your position's objectives. This applies while an active or inactive employee. A partial list of items covered by Confidentiality include:

• Employee Lists	• Technical Product Knowledge
• Customer Lists	• Confidential Financial Data
• Prospect Lists	• Product Price Lists
• Product Materials	• Sales/Marketing Strategy

        The above information and any other confidential material will remain confidential for a period of two years after employment at AXS-One, except for customer lists and possible other technical data, which remains confidential in perpetuity unless AXS-One makes it available to the public.

        Please countersign this offer of employment, Non-Disclosure Agreement and your Compensation Plan and return them to Human Resources to officially indicate your acceptance.

        This offer is contingent upon your review and acceptance of our Offer Letter, a favorable response from your references and our review of verification of your identity and employment authorization documents as set forth in the Immigration Reform and Control Act. Please see the attached list of acceptable documents. You must bring these documents with you on your first day of employment. It is understood that legal fees associated with obtaining these documents are solely your responsibility.

Sincerely,
/s/ JOHN A. RADE John A. Rade Chief Executive Officer

I ACCEPT:
/s/ ALEX L. KARAKOZOFF Alex L. Karakozoff	Date	April 23, 2003